Lawrence Venick
Partner

2206-19 Jardine House	Direct	+852.3923.1188
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lvenick@loeb.com

Via EDGAR

September 26, 2025

Ms. Pam Howell and Mr. Benjamin Holt

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Skyline Builders Group Holding Limited
Registration Statement on Form F-1
Filed September 10, 2025
File No. 333-290172

Dear: Ms. Pam Howell and Mr. Benjamin Holt

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 19, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). We have submitted an amendment No.1 to the Registration Statement on Form F-1 (the Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed September 10, 2025

General

1.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the amount of time the Selling Shareholders have held their shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the selling stockholders are not and should not be considered “underwriters” under Section 2(a)(11) of the Securities Act with respect to the sale of Resale Securities in the resale transaction contemplated by the registration statement (the “Registration Statement”) should not be categorized as an indirect primary offering. The legal analysis as to whether the selling shareholders should be deemed to be underwriters under Section 2(a)(11) of the Securities Act is set forth below:

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…” The Division of Corporation Finance (the “Division”) provided further guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer” is a highly fact-specific question that should take into account the following considerations: (i) the circumstances under which they received them; (ii) how long the selling stockholders have held the shares; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Factor 1: Circumstances under which the Selling Stockholders Acquired the Shares

Up to 74,995,887 Class A Ordinary Shares, Prefunded Warrants, Class A Ordinary Share Purchase Warrant As, Class A Ordinary Share Purchase Warrant Bs, and Placement Agent Warrants were issued and sold to the Selling Stockholders (“Resale Securities”) in a private placement that closed on August 29, 2025 (the “Private Placement”).

Quantum Leap Energy LLC is a subsidiary of ASP Isotopes Inc. and is pursuing an initiative to produce advanced nuclear fuels, such as HALEU and Lithium-6, in South Africa. Paul Mann is the manager of Quantum Leap Energy LLC. American Ventures LLC, Series XIX SKBL is an entity with principal businesses in private investments. We refer to Quantum Leap Energy LLC, Paul Mann, and American Ventures LLC, Series XIX SKBL as “Investors.” The placement agents, Dominari Securities LLC, Revere Securities LLC, and Pacific Century Securities, LLC (collectively, the “Placement Agents” together with the Investors, the “Selling Shareholders”), each received Placement Agent Warrants in connection with the private placement. Except for Dominari Securities LLC and Revere Securities LLC, which participated in our initial public offering, to our knowledge, none of the Selling Shareholders have had any other material relationship with the Company. The Investors, who own 97.4% of the shares among the Selling Shareholders, are not involved in the business of underwriting securities.

Factor 2: How Long the Selling Stockholders Have Held the Shares

The Resale Securities were issued on August 29, 2025. Although the Selling Stockholders have held their securities for approximately one month, there is no assurance that the Registration Statement will be declared effective. Accordingly, the Selling Stockholders are subject to the full economic and market risks of their investment since the date of the acquisition of the Resale Securities.

Further, although the Registration Statement covers all of Class A Ordinary Shares as well as the Class A Ordinary Shares issuable upon exercise of the Prefunded Warrants, A Warrants, B Warrants, and Placement Agent Warrants, the selling stockholders do not currently intend to dispose of all of such shares in a single transaction; thus, the Selling Shareholders will continue to bear the market risk of holding the Company’s shares even after the effectiveness of the Registration Statement. The Company believes that the period of time that each Selling Shareholders will have held the shares and have borne the economic and market risk of such ownership, together with the additional factors described herein, evidence that each Selling Stockholder is acting on its own behalf and is not acting as a statutory underwriter.

Factor 3: Relationship with Company

To the Company’s knowledge, except for (i) Dominari Securities LLC and Revere Securities LLC, which participated in our initial public offering, and (ii) Quantum Leap Energy LLC, whose Chief Executive Officer, Dr. Ryno Pretorius, and Jacob Roew, Vice President of Business Development and Investor Relations at ASP Isotopes Inc. (the parent company of Quantum Leap Energy LLC), have served as directors of the Company since September 2025, none of the Selling Shareholders have had any material relationship with the Company.

In addition, the Selling Shareholders, instead of the Company, would be responsible for paying any broker-dealer fees or commissions directly to the broker-dealers they engage to assist in selling the Resale Securities.

For this reason, the Company believes the Selling Shareholders did not acquire their shares with a view to distribution and thus should not be viewed as “underwriters” in connection with the offering of the Company.

Factor 4: The Amount of Shares Involved

The Selling Shareholders are offering up to 74,995,887 Class A Ordinary Shares, constituting approximately 676.29% of our outstanding Class A Ordinary Shares, assuming exercise of all Prefunded Warrants, A Warrants, B Warrants, and Placement Agent Warrants. Upon exercise of the warrants, a substantial number of Class A Ordinary Shares will be registered for potential resale. However, the Selling Shareholders do not currently intend to dispose of all such shares in a single transaction. The Selling Shareholders are subject to certain beneficial ownership limitations, pursuant to which no holder may exercise A Warrants or B Warrants if, following such exercise, such Selling Shareholder would beneficially own more than 4.99% or 9.99% of our issued and outstanding Class A Ordinary Shares.

Factor 5: Whether the Selling Stockholder is in the business of underwriting securities

As stated above, Quantum Leap Energy LLC is a subsidiary of ASP Isotopes Inc. and is pursuing an initiative to produce advanced nuclear fuels, such as HALEU and Lithium-6, in South Africa. Paul Mann is the manager of Quantum Leap Energy LLC. American Ventures LLC, Series XIX SKBL is an entity with principal businesses in private investments. To the Company’s knowledge, none of the Investors have at any time been affiliated with, or acted as, securities broker-dealers or representatives thereof.

Furthermore, in connection with the Resale Securities, the Selling Shareholders have not entered into any underwriting arrangements with the Company, nor do they have any contractual, legal or other relationship with the Company that would control the timing, nature or amount of resales of the Resale Securities, or whether any Resale Securities will be resold at all under the Registration Statement. The Selling Shareholders will receive no commission or other payment from the Company for the sale of Resale Securities, and the Company will not receive any of the proceeds from such sales. Therefore, the Company believes that the Selling Shareholders are not in the business of underwriting securities.

Factor 6: Whether under All the Circumstances it Appears that the Selling stockholders Are Acting as a Conduit for the Company

The Company has not entered into any contracts, commitments, arrangements, or understandings with the Selling Shareholders to carry out any transaction in the Resale Securities. In addition, at the time of acquisition of the Resale Securities, to the Company’s knowledge, the Selling Shareholders did not have any agreements or understandings, directly or indirectly, with any person to distribute such Resale Securities.

Conclusion

For the foregoing reasons, the Company believes that the Selling Shareholders, are not and should not be considered, “underwriters” under Section 2(a)(11) of the Securities Act with respect to the sale of Resale Securities in the proposed offering. The Selling Shareholders did not acquire the Resale Securities under circumstances that would indicate that they were receiving compensation from the Company in connection with the Resale Securities or that the Company had any financial interest in the sale of the Resale Securities. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Investors, who collectively own 97.4% of the shares among the Selling Shareholders, are not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Shareholders are not acting as underwriters on behalf of, or as a conduit for, the Company. The Company has filed this registration statement on Form F-1 to register the Resale Securities in connection with the resale transaction instead of having an indirect primary offering.

2.	To the extent the exercise price of any of the convertible securities being registered is subject to adjustment, please revise your disclosure throughout the prospectus, as appropriate, to clearly so state. For example, we note that pursuant to Section 3 of each of Exhibit 4.2, Exhibit 4.3, and Exhibit 4.4, it appears the exercise price of the warrants would be adjusted under certain circumstances, including, as applicable, a Dilutive Issuance, a Variable Rate Transaction, stock dividends and splits, or voluntarily at the company's discretion. We also note that pursuant to Article 3.1 and Schedule 3.1(g) of Exhibit 10.9, it appears the exercise price of the convertible securities may be subject to adjustment.

Response: The Company revised the Cover Page, pages 49, and page II-2 of the Amendment in response to the Staff’s comments.

Exhibits

3.	Please re-file the Securities Purchase Agreement filed as Exhibit 10.9 to include Schedule 3.1(g).

Response: The Company has refiled Exhibit 10.9 to include Schedule 3.1(g) in response to the Staff’s comments.

* * *

Please contact the undersigned at +1 (310) 728-5129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Ngo Chiu Lam

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